Exhibit 3.1

BARRETT BUSINESS SERVICES, INC.

Bylaw Amendment Adopted Effective February 3, 2014

Article I, Section 1.5 of the Bylaws (the "Bylaws") of Barrett Business Services, Inc., is amended to read in its entirety as follows:

Section 1.5 Quorum; Manner of Acting. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting shall constitute a quorum. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. At a meeting of stockholders duly called at which an election of directors is to be held and at which a quorum is present, each director shall be elected by the vote of a majority of the votes cast with respect to the director; provided that if the number of nominees exceeds the number of directors to be elected, directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director exceeds the number of votes cast "against" that director.

If an incumbent director is nominated, but not reelected, the director shall tender his or her resignation to the board of directors promptly following certification of the stockholder vote. The Nominating and Governance Committee will make a recommendation to the board of directors as to whether to accept or reject the resignation. The board of directors will make a determination and publicly disclose its decision and rationale within 90 days after receipt of the tendered resignation.

Any director who tenders his or her resignation pursuant to this provision shall not participate in the Nominating and Governance Committee recommendation or action of the board of directors regarding whether to accept the resignation offer; provided, however, that if each member of the Nominating and Governance Committee fails to receive a sufficient vote for reelection, then the independent directors who did receive a sufficient vote shall appoint a committee from among themselves to consider the resignation offers and recommend to the board of directors whether to accept the resignations. If three or fewer directors do not fail to receive a sufficient vote for reelection, then all directors may participate in the decision regarding whether to accept the resignation offers.

A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the charter of the corporation to approve the action. Unless otherwise provided by the Maryland General Corporation Law or by the corporation's charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.